

July 20, 2011

Via Email
Jerry Parrish
Chief Executive Officer and Chief Financial Officer
The Mint Leasing, Inc.
323 N. Loop West
Houston, TX 77008

   Re: **The Mint Leasing, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed April 15, 2011
      Form 10-Q for Fiscal Quarter Ended March 31, 2011
      Filed May 23, 2011
      File No. 000-52051

Dear Mr. Parrish:

We have reviewed your supplemental response to our letter dated June 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

1. We read your response to comment two to our letter dated June 20, 2011. It appears from your response in this proposed disclosure that you have aggregated all of your net

Jerry Parrish
The Mint Leasing, Inc.
July 20, 2011
Page 2

investments in leases as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that segments and classes of financing receivables should be determined based on the risk characteristics of the financing receivables. Considering your disclosure that your net investment in leases have different risk profiles that causes you to view your net investment in leases as separate classes of financing receivables, please tell us how you determined that your net investment in leases should not be disaggregated into additional segments and classes or revise your 10-K for the year ended December 31, 2010 to disaggregate your net investment in leases as appropriate.

2. Please revise your 10-Q for the period ended March 31, 2011 for comment one above and comment two to our letter dated June 20, 2011 regarding the disclosure requirements of ASU 2010-20.

Note 11 – Income Taxes, F-19

3. We read your response to comment three to our letter dated June 20, 2011; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years and additional losses in the three months ended March 31, 2011 are significant pieces of objective negative evidence that are difficult to overcome as you consider your compliance with GAAP. Please revise your annual and interim financial statements accordingly or advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

Form 10-Q for the Period Ended March 31, 2011

Item 4. Controls and Procedures, page 9

4. We read your response to comment five to our letter dated June 20, 2011. Please tell us if these material weaknesses were resolved by June 30, 2011 and, if not, any steps taken to correct these material weaknesses.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or me at (202) 551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P Nolan
Senior Assistant Chief Accountant